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SECU 17017656 SION

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MAR 15 2017
Washington DC
414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-63127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **UNION CAPITAL COMPANY**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 E. GRANT ROAD
(No. and Street)

TUCSON	ARIZONA	85715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK ALMADA **520-664-2001**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130 MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

RECEIVED
2017 MAR 15 PM 12:56
SEC / TM

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, FRANK ALMADA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or UNION CAPITAL COMPANY, as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

CLAUDIA A. LOPEZ
Notary Public - Arizona
Pima County
My Commission Expires
June 10, 2017

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Union Capital Company

We have audited the accompanying statement of financial condition of Union Capital Company as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Union Capital Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Union Capital Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 14, 2017

Union Capital Company

Statement of Financial Condition
December 31, 2016

Assets

Cash	$	54,390
Clearing deposit		35,000
Commissions receivable		31,918
Due from officer		21,817
Deposits		780
Total assets	$	143,905

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	44,977
Commissions payable		26,479
Total liabilities		71,456
Stockholder's equity:		
Common stock, no par value, 2,000,000 shares authorized, 1,308,941 shares issued and outstanding	$	458,624
Accumulated deficit		(386,175)
Total stockholder's equity		72,449
Total liabilities and stockholder's equity	$	143,905

The accompanying notes are an integral part of these financial statements.

Union Capital Company

Notes to Financial Statements
December 31, 2016

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Union Capital Company (Company), an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. The Company operates a business whereby customers transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

The Company is a wholly owned subsidiary of Union Capital Holdings Corp. ("the Parent").

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Revenue recognition

Commissions from customers' securities transactions are reported on a settlement date basis. Investment advisory fees are recorded when services for the transactions are determined to be completed. Mutual fund and 12b-1 fees are recorded when earned on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Income Taxes

The Company is included in the consolidated tax return filed by Union Capital Holdings Corp. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Union Capital Holdings Corp.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2016, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes. The federal and state income tax returns of the Company for 2015, 2014 and 2013 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they were filed.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3- 1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $44,852 and its ratio of aggregate indebtedness to net capital was 1.43 to 1.

Note 3 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2016, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 - Income Tax

The Company files a consolidated income tax return with its parent. Income taxes are charged by the Company based on the amount of income taxes the parent would have paid had it filed its own income tax return. In accordance with FASB ASC Topic 740, "Accounting for income Taxes," allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to the members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

Union Capital Company

Notes to Financial Statements
December 31, 2016

Note 4 - Income Tax (continued)

At December 31, 2016, the Company had approximately $98,000 of net operating losses ("NOL") carryforwards for federal purposes. These losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is approximately summarized as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 19,600
Less: Valuation allowance	19,600
Net deferred tax asset	$ -

The Company has taken a full valuation allowance against the deferred asset attributable to the NOL carryforwards, due to the uncertainty of realizing the future tax benefits.

Note 5 - Related Party Transactions

As of December 31, 2016, the Company was owed $21,817 from advances made to an owner. The advances are due on demand and unsecured. The Company wrote off $225,162 in bad debts due to the holding company and it's owner.

Note 6 – Lease

On December 17, 2010, the Company entered into a non-cancelable operating lease ("Agreement") for office space for its corporate operations in Tucson, Arizona. The Agreement provides for a lease term of three (3) years, commencing on January 1, 2011. The lease was extended to June 30, 2016. As of July 1, 2016 the Company leases office space on a month-to month basis. Rent expense was $9,930 for the year ending December 31, 2016.

Note 7 - Commitments and Contingencies

The Company is subject to arbitration and litigation in the normal course of business. As of December 31, 2016 the Company is a respondent in arbitration before FINRA Dispute Resolution. The claimant, acting with power of attorney on behalf of a customer of the Company, claims that the Company violated various FINRA rules in connection with services provided by the Company, resulting in significant losses to the customer. The claimant is seeking relief from the Company including compensation, interest and punitive damages. The Company denies all claims made by the claimant and has retained legal counsel to defend against such claims. Since the outcome of the arbitration is unknown, the Company has not accrued any amounts for liability contingent upon the outcome of the arbitration.

Note 8 - Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2017 through March 14, 2017, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.